-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1

                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                              TYLAN GENERAL, INC.
                           (NAME OF SUBJECT COMPANY)

                             MILLIPORE CORPORATION
                                      AND
                            MCTG ACQUISITION CORP.
                                   (BIDDERS)

  COMMON STOCK, PAR VALUE $.001 PER SHARE (INCLUDING THE ASSOCIATED SERIES A
             JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)

                                  902 169 101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            DAVID B. WALEK, ESQUIRE
                                 ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                          BOSTON, MASSACHUSETTS 02110
                                (617) 951-7000
                (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
    AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
  Transaction valuation: $125,975,856*            Amount of filing fee: $25,200
-------------------------------------------------------------------------------
* For purposes of calculating fee only. This amount assumes the purchase of 7,873,491 outstanding shares of Common Stock (including the associated Series A Junior Participating Preferred Stock Purchase Rights) of Tylan General, Inc. at $16.00 in cash per share. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidder.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                                  Millipore Corporation and
  Amount Previously Paid: $25,200        Filing Party: MCTG Acquisition Corp.
                      ______________                ___________________________


  Form or Registration                   Date Filed: December 20, 1996
  No.: Schedule 14D-1                             _____________________________
                      ______________

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 INTRODUCTION

  This Amendment No. 1 to Schedule 14D-1 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on December 20, 1996 (the "Schedule 14D-1") relating to a tender offer by MCTG Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Millipore Corporation, a Massachusetts corporation ("Parent"), to purchase all outstanding shares of common stock, $.001 par value per share (the "Common Stock"), together with the associated Series A Junior Participating Preferred Stock Purchase Rights (together with the Common Stock, the "Shares"), of Tylan General, Inc. (the "Company"), at $16.00 per Share, net in cash to the seller, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, collectively constitute the "Offer"), copies of which were filed as exhibits to the
Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

  Item 10(a) is hereby amended and supplemented as follows:

  Amendment to Agreement and Plan of Merger. On January 15, 1997, the Company, Parent and Purchaser entered into an amendment (the "Amendment") to the Agreement and Plan of Merger (the "Merger Agreement") dated as of December 16, 1996 among the Company, Parent and Purchaser. Pursuant to the Amendment, the third sentence of Section 7.8(a) of the Merger Agreement was amended to read as follows:

  "The Company shall have the right to amend the terms of any Company Stock Option which is an incentive stock option satisfying the requirements of
Section 422 of the Code (an "Incentive Stock Option") outstanding on the date hereof so that it would be vested on the scheduled date of termination of the Offer and the Company shall have the right to amend the terms of any Company Stock Option which is not an Incentive Stock Option outstanding on the date hereof so that it would become vested immediately prior to the Effective Time."

  A copy of the Amendment is filed herewith as Exhibit (c)(5). The Offer to Purchase is amended to reflect the provisions of the Amendment as set forth in Exhibit (a)(9) filed herewith.

  Item 10(b) is hereby amended by adding the following paragraph at the end of such Item:

  On January 6, 1997, Parent received written notification, by a letter from the United States Federal Trade Commission dated December 31, 1996, that the waiting period applicable to the Offer under the HSR Act would expire at 11:59 p.m. on January 14, 1997.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase.*
    (a)(2) Letter of Transmittal.*
    (a)(3) Notice of Guaranteed Delivery.*
    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees.*
    (a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees to their Clients.*
    (a)(6) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.*
    (a)(7) Newspaper advertisement dated December 20, 1996.*
    (a)(8) Press Release dated December 16, 1996.*
    (a)(9) Amendment to Offer to Purchase.
    (b)    None.
    (c)(1) Agreement and Plan of Merger, dated as of December 16, 1996, among the Company, Parent and Purchaser.*

    (c)(2) Voting and Securities Purchase Agreement, dated as of December 16,
           1996, by and among certain Securityholders (as defined therein) of the Company, Parent and the Purchaser.*
    (c)(3) Letter Agreement, dated December 16, 1996, between Parent and David
           J. Ferran.*
    (c)(4) Letter Agreement, dated August 29, 1996, between the Company and
           Parent, and amendment thereto dated October 25, 1996.*
    (c)(5) Amendment, dated as of January 15, 1997, to Agreement and Plan of
           Merger among the Company, Parent and Purchaser.
    (d)    None.
    (e)    Not applicable.
    (f)    None.

*  Previously filed with the Commission on December 20, 1996.

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                          Millipore Corporation

                                             /s/ Geoffrey Nunes
                                          By __________________________________


                                          MCTG Acquisition Corp.

                                             /s/ Geoffrey Nunes
                                          By __________________________________

January 17, 1997

                                 EXHIBIT INDEX

 EXHIBIT NO. DESCRIPTION                                                   PAGE
 ----------- -----------                                                   ----
   (a)(1)    Offer to Purchase .........................................   *
   (a)(2)    Letter of Transmittal .....................................   *
   (a)(3)    Notice of Guaranteed Delivery .............................   *
   (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust           *
             Companies and Other Nominees ..............................
   (a)(5)    Letter from Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees to their Clients .............   *
   (a)(6)    Guidelines for Certification of Taxpayer Identification       *
             Number on Substitute Form W-9 .............................
   (a)(7)    Newspaper advertisement dated December 20, 1996 ...........   *
   (a)(8)    Press Release dated December 16, 1996 .....................   *
   (a)(9)    Amendment to Offer to Purchase.............................   6
   (b)       None ......................................................   *
   (c)(1)    Agreement and Plan of Merger, dated as of December 16,
             1996, among the Company, Parent and Purchaser .............   *
   (c)(2)    Voting and Securities Purchase Agreement, dated as of
             December 16, 1996, by and among certain Securityholders (as defined therein) of the Company, Parent and the Purchaser
             ...........................................................   *
   (c)(3)    Letter Agreement, dated December 16, 1996, between Parent     *
             and David J. Ferran .......................................
   (c)(4)    Letter Agreement, dated August 29, 1996, between the
             Company and Parent, and amendment thereto dated October 25,
             1996 ......................................................   *
   (c)(5)    Amendment, dated as of January 15, 1997, to Agreement and
             Plan of Merger among the Company, Parent and Purchaser.....   7
   (d)       None ......................................................   *
   (e)       Not applicable ............................................   *
   (f)       None ......................................................   *

--------
* Previously filed with the Commission on December 20, 1996.